Prospectus Supplement No. 25	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated September 29, 2023)	Registration No. 333-274329

Wheeler Real Estate Investment Trust, Inc.
This is Prospectus Supplement No. 25 (this “Prospectus Supplement”) to our Prospectus, dated September 29, 2023 (the “Prospectus”), relating to the issuance from time to time by Wheeler Real Estate Investment Trust, Inc. of up to 101,100,000 shares of our common stock, par value $0.01 (“Common Stock”). Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

We have attached to this Prospectus Supplement our Current Report on Form 8-K filed on June 24, 2024. The attached information updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.

Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 24, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
  CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (date of earliest event reported): June 21, 2024
 WHEELER REAL ESTATE INVESTMENT TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-35713	45-2681082
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2529 Virginia Beach Blvd. Virginia Beach, VA	23452
(Address of principal executive offices)	(Zip code)
Registrant’s telephone number, including area code: (757) 627-9088
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	WHLR	Nasdaq Capital Market
Series B Convertible Preferred Stock	WHLRP	Nasdaq Capital Market
Series D Cumulative Convertible Preferred Stock	WHLRD	Nasdaq Capital Market
7.00% Subordinated Convertible Notes due 2031	WHLRL	Nasdaq Capital Market

Item 3.03. Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

One-For-Six Reverse Stock Split - Abandoned

As previously disclosed on the Company’s Form 8-K filed on June 18, 2024, following discussions with the listing qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), the Board of Directors (the “Board”) of Wheeler Real Estate Investment Trust, Inc. (the “Company”) approved on June 18, 2024 a change to the ratio for the Company’s previously announced reverse stock split of the Company’s common stock, $0.01 par value per share (the “Common Stock”), from one-for-six (the “One-For-Six Reverse Stock Split”) to one-for-five (the “One-For- Five Reverse Stock Split”).

In connection with this change, the Company abandoned the One-For-Six Reverse Stock Split by delivering to the State Department of Assessments and Taxation of Maryland (the “SDAT”) a notice that the Board abandoned, prior to their effective times, the two proposed Articles of Amendment to the Company’s charter that were to provide for (1) the One-For-Six Reverse Stock Split; and (2) the par value of the Common Stock to be decreased from $0.06 per share (as a result of the One-For-Six Reverse Stock Split) to $0.01 per share.

One-For-Five Reverse Stock Split – Effectiveness

The One-For-Five Reverse Stock Split will be effective at 5:00 p.m. Eastern Time on June 27, 2024 (the “Effective Time”). At the market open on June 28, 2024 (the first business day after the Effective Time), the Common Stock will begin trading on a split-adjusted basis on The Nasdaq Capital Market under a new CUSIP number (963025861).

One-For-Five Reverse Stock Split - Charter Amendments

On June 21, 2024, in connection with the One-For-Five Reverse Stock Split, the Company filed with the SDAT:

i.Articles of Amendment to its charter that provide for a one-for-five reverse stock split of the Common Stock, to be effective at at the Effective Time (the “First Amendment”); and

ii.Articles of Amendment to its charter that provide for the par value of the Common Stock to be decreased from $0.05 per share (as a result of the One-for-Five Reverse Stock Split) to $0.01 per share, to be effective at 5:01 p.m. Eastern Time on June 27, 2024 (the “Second Amendment”).

Pursuant to the First Amendment, no fractional shares will be issued in connection with the One-For-Five Reverse Stock Split; rather, stockholders who would have otherwise been issued a fractional share of the Common Stock as a result of the One-For-Five Reverse Stock Split will instead receive a cash payment in lieu of such fractional share in an amount equal to the applicable fraction multiplied by the closing price of the Common Stock on The Nasdaq Capital Market on June 27, 2024 (as adjusted for the One-For-Five Reverse Stock Split), without any interest.

The foregoing descriptions of the amendments to the Company’s charter do not purport to be complete and are qualified in their entirety by reference to the First Amendment and the Second Amendment, copies of which are filed as Exhibit 3.1 and Exhibit 3.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

One-For-Five Reverse Stock Split – Effect on Common Stock

The One-For-Five Reverse Stock Split will apply to all of the outstanding shares of Common Stock as of the Effective Time, with a corresponding adjustment to the outstanding partnership units of the Company’s operating partnership, Wheeler REIT, L.P. It therefore will not affect any particular stockholder’s relative ownership percentage of shares of Common Stock, except for de minimis changes resulting from the payment of cash in lieu of fractional shares. The One-For-Five Reverse Stock Split will also not affect the relative voting or other rights that accompany the shares of Common Stock, except to the extent that it results from a stockholder receiving cash in lieu of fractional shares. There will be no change to the number of authorized shares of the Common Stock as a result of the One-For-Five Reverse Stock Split. The Company’s trading symbol will remain unchanged, but the CUSIP number for the Company’s registered Common Stock will be changed to 963025861.

In connection with the One-For-Five Reverse Stock Split, adjustments will be made to the number of shares of Common Stock issuable upon conversion of the Company’s convertible securities.

One-For-Five Reverse Stock Split - Effect on 7.00% Subordinated Convertible Notes Due 2031

As a result of the One-For-Five Reverse Stock Split, pursuant to and in accordance with Section 14.05(c) of that certain indenture, dated as of August 13, 2021, between the Company and Wilmington Savings Fund Society, FSB as trustee, pertaining to the Company’s 7.00% subordinated convertible notes due 2031 (the “Notes”), the conversion rate of the Notes will be proportionately reduced from 8.74 shares of Common Stock per each $25.00 principal amount of the Notes to 1.75 shares of Common Stock per each $25.00 principal amount of the Notes.

One-For-Five Reverse Stock Split - Effect on Preferred Stock

As a result of the One-For-Five Reverse Stock Split, the conversion price of the Company’s Series B Convertible Preferred Stock will proportionally increase from $9,600 per share of Common Stock to $48,000 per share of Common Stock, and one (1) share of Series B Convertible Preferred Stock will be convertible into .000521 shares of Common Stock.

As a result of the One-For-Five Reverse Stock Split, the conversion price of the Company’s Series D Cumulative Convertible Preferred Stock will proportionally increase from $4,070.40 per share of Common Stock to $20,352 per share of Common Stock, and one (1) share of Series D Cumulative Convertible Preferred Stock will be convertible into .001228 shares of Common Stock.

One-For-Five Reverse Stock Split - Effect on Incentive Plans

As a result of the One-For-Five Reverse Stock Split, (i) the number of shares of Common Stock authorized for issuance under the Company’s 2015 Long-Term Incentive Plan and the 2016 Long-Term Incentive Plan, (ii) any maximum number of shares of Common Stock with respect to which equity awards may be granted to any participant under any such plan, (iii) each equity award outstanding thereunder on the effective date of the One-For-Five Reverse Stock Split, and (iv) any performance metric related to the price per share of Common Stock applicable to any award outstanding on the effective date of the One-For-Five Reverse Stock Split, will, in each case, be adjusted proportionately to reflect the One-For-Five Reverse Stock Split.

One-For-Five Reverse Stock Split - Nasdaq Compliance

Publicly Held Shares Rule. Upon the effectiveness of the One-for-Five Reverse Stock Split, the Company anticipates that it will have less than 500,000 “Publicly Held Shares” (defined in Nasdaq Listing Rule 5005(a)(35) as “shares not held directly or indirectly by an officer, director or any person who is the beneficial owner of more than 10 percent of the total shares outstanding”) of its Common Stock outstanding, which will cause the Company to not be in compliance with Nasdaq Listing Rule 5550(a)(4) (the “Publicly Held Shares Rule”).

The Company anticipates that it will receive a letter from Nasdaq following effectiveness of the One-For-Five Reverse Stock Split notifying the Company that it is not in compliance with the Publicly Held Shares Rule. Following discussions with Nasdaq, the Company also anticipates that such letter will require the Company to submit to Nasdaq a written plan to regain compliance with the Publicly Held Shares Rule within two weeks of such letter.

The Company will disclose its receipt of any such letter promptly on a Current Report on Form 8-K.

Minimum Bid Price Rule. In addition, if the Company fails to meet Nasdaq Listing Rule 5550(a)(2)’s minimum bid price requirement of $1.00 per share of Common Stock (the “Minimum Bid Price Rule”) for a period of 30 consecutive business days and, at that time, the Company has effected reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then it is likely that the Staff would issue a Delisting Determination notification and the Company would not be eligible for any period to regain compliance with such rule. Following the effectiveness of the One-For-Five Reverse Stock Split, the Company will have effected reverse stock splits with a cumulative ratio of more than 250 shares to one over the two-year period ending on the Effective Time.

Forward-Looking Statements.

This Current Report on Form 8-K includes forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “anticipates”, “likely”, “will” and “would”, or the negative of such terms, or other comparable terminology, and include statements about the One-For-Five Reverse Stock Split and the impact, if any, of the One-For-Five Reverse Stock Split on the Company and the trading price of the Common Stock. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Current Report on Form 8-K, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, or to reflect any change in our expectations with regard thereto or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by applicable law.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
3.1	First Amendment (Reverse Stock Split)
3.2	Second Amendment (Par Value Decrease)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: Chief Executive Officer and President

Dated: June 24, 2024